November 5, 2024

Javier Alvarez-Cienfuegos
Corporate Counsel
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
Calle Azul, 4
28050 Madrid
Spain

       Re: BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
           Amendment No. 2 to the Form F-4 filed October 15, 2024
           File No. 333-281111
Dear Javier Alvarez-Cienfuegos:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to the Form F-4 filed October 15, 2024
Questions and Answers About the Proposed Exchange Offer, page 2

1. We note the subsection on ECB non-opposition to the exchange offer on page 7.
       Please add a comparable subsection discussing the Spanish antitrust authorities and their examination of the economic concentration resulting from the exchange offer, including the potential consequences to Banco Sabadell shareholders (both those who tender and those who do not) if BBVA closes the exchange offer without receiving approval from the Spanish antitrust authorities. Make conforming changes throughout, including to the subsection on how the exchange offer will affect the rights of Banco
       Sabadell shareholders on page 10.
Antitrust Authorizations, page 25

2. In the penultimate paragraph on page 26, we note that, " If BBVA decides to proceed
 November 5, 2024
Page 2

       with completion of the exchange offer without having received the Spanish antitrust
       authorities    decision with respect to the economic concentration
resulting from the
       exchange offer, BBVA would not be able to exercise the political rights attached to the shares of Banco Sabadell owned by BBVA until the Spanish antitrust authorities issue a decision. Once a decision is issued, BBVA will have to abide by such decision." To the extent that you determine to move forward with this offer before receiving approval or non-objection from the antitrust authorities, revise your disclosure to prominently discuss the impact of that choice. For instance, the disclosure should discuss any possible effects on the share prices of BBVA or Banco
       Sabadell in the event a sale of Banco Sabadell shares is required in the event that the tender offer or merger ultimately is not authorized.
Risk Factors
Completion of the exchange offer is not conditioned on the obtainment of certain antitrust and regulatory approvals, page 34

3. We note your revised disclosure on page 109 that BBVA may be required to sell all or part of its stake in Banco Sabadell following completion of the exchange offer, if
       BBVA decides to waive condition (iii), depending on the decision of the Spanish antitrust authorities. Please revise this section to address the risks of participating in the exchange offer if BBVA waives condition (iii) and following completion of the exchange offer, Spanish antitrust authorities decide to not authorize the economic concentration resulting from the exchange offer or condition their approval. Please also describe as a separate risk factor, in appropriate detail, the process for BBVA to sell all or part of its stake in Banco Sabadell if required by the Spanish antitrust authorities, such as nature and timing of the transactions and the potential impact on the value that BBVA may be able to obtain for the Banco Sabadell shares compared to the implied value of the shares acquired in the tender offer.
The exchange of Banco Sabadell shares for BBVA shares pursuant to the exchange offer may be taxable, page 45

4. Revise this section to clarify the likely tax treatment for shareholders, particularly since you can close the transaction while acquiring as little as 50.1% of Banco
       Sabadell's shares. Make conforming changes to the discussion on page
120.
       Alternatively, if you believe that tax free treatment is likely for Banco Sabadell shareholders who acquire shares in the tender offer and do not meet any of the special rules included in the bullet-pointed list on page 120, revise your disclosure as appropriate.
Conditions to Completion of the Exchange Offer, page 107

5. We reissue in part prior comment 8 in our letter dated August 21, 2024. Based on your response on September 20, 2024, please further revise to specify the timing of the satisfaction or waiver of all offer conditions.
6. We reissue in part prior comment 9 in our letter dated August 21, 2024. We note your revised disclosure on page 107 that if the Spanish antitrust authorities approve the economic concentration resulting from the exchange offer subject to the fulfillment of any conditions "BBVA will evaluate the expected consequences of such condition to
 November 5, 2024
Page 3

      determine whether to waive the [offer] condition and continue with completion of or withdraw the exchange offer." We also note similar disclosure on pages 7, 25-26, 34, and 108-109. If an event occurs that implicates an offer condition, an offeror must promptly inform security holders whether it will waive the condition and continue with the offer, or terminate the offer based on that condition. Reserving the right to waive condition (iii) until after BBVA evaluates the consequences of any conditions imposed by the Spanish antitrust authorities may be inconsistent with your obligation in this regard. Please confirm in your response letter that you will promptly notify security holders if a condition is triggered while the exchange offer is pending.
7. We reissue in part prior comment 12 in our letter dated August 21, 2024. We note that the revised disclosure on page 129 indicates that BBVA "is not aware of any Spanish precedent transaction where the authorization of a merger following the acquisition of control of a credit institution, as contemplated by this offer to exchange/prospectus has not been granted by the Spanish Economy, Trade and Business Minister." Please
      revise to provide more detail about the precedent transactions considered by BBVA, such as the number of such transactions and whether such transactions involved a hostile tender offer.
Squeeze-out and Merger, page 127

8. We reissue in part prior comment 14 in our letter dated August 21, 2024. We note your revised disclosure regarding the planned second-step merger starting on page
      127. While the revised disclosure clarifies that BBVA is not obligated to consummate a second-step merger, please revise to further specify the "market conditions or other circumstances" that would result in BBVA not pursing such a merger.
9. See our last comment above. Please further expand the description of the second-step merger to specify BBVA's expectations regarding the period of time between
      completion of the exchange offer and consummation of the second-step merger, along with any risks related to this "waiting period." Provide the same disclosure regarding timing on pages 8-9 in the 'Questions and Answers About the Proposed Exchange
      Offer' section where you discuss a second-step merger after the exchange offer.
10. See our last comment above. Discuss how Spanish antitrust approval factors into the timing of the second-step merger (if at all). For example, it is our understanding that until Spanish antitrust approval is received and the conditions put in place for such approval (if any) are satisfied by BBVA, BBVA will not have voting rights for the
      Banco Sabadell shares acquired in the exchange offer, and therefore, would
      presumably not be able to elect the majority of Banco Sabadell   s board
of directors.
      Please describe how this may impact the timing of any second-step merger. General

11. We reissue in part prior comment 18 in our letter dated August 21, 2024. Based on the new disclosure under 'Failure to Consummate Intended Merger' starting on page 133, it appears that BBVA intends to continue to operate Banco Sabadell as a separate legal entity after the exchange offer if the second-step merger is not consummated.
      Please revise to explain the impact of BBVA's majority ownership in this scenario to non-tendering Banco Sabadell shareholders under Spanish law.
 November 5, 2024
Page 4

12. We understand from press reports last week that the Spanish antitrust authorities may announce within the next two weeks whether they will open a 'Phase 2' investigation of the exchange offer. Please describe your plans for the exchange offer if they decide to do so, including with respect to the timing of the exchange offer and the 70-day maximum acceptance period under Spanish law.
13.    Note that we are continuing to consider BBVA   s request for exemptive
relief, and that
       the outcome of our review and processing of that request may impact the disclosure in the offer to exchange/prospectus. Please confirm your understanding in your response letter.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Shane Callaghan at 202-551-6799, Todd Schiffman at 202-551-3491 or
Christian Windsor at 202-551-3419 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance